EXHIBIT 3.1

State of Delaware Secretary of State Division of Corporations Delivered 04:15 PM 05/05/2008 Filed 04:17PM 05/05/2008 SRV 080505568 – 3743367 FILE

GIGABEAM CORPORATION

CERTIFICATE OF AMENDMENT

OF

CERTIFICATE OF DESIGNATION OF PREFERENCES, RIGHTS AND LIMITATIONS

OF

SERIES D CONVERTIBLE REDEEMABLE PREFERRED STOCK

GigaBeam Corporation, a corporation duly existing under the laws of the State of Delaware (the “corporation”), in accordance with the provisions of §151(g) of the General Corporation Law of the State of Delaware, does hereby certify:

FIRST:  The Board of Directors of the corporation signed a unanimous written consent whereby resolutions were duly adopted setting forth a proposed amendment of the Certificate of Designation of Preferences, Rights and Limitations of the Series D Convertible Redeemable Preferred Stock in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware and have been consented to in writing by holders of at least 51% of the issued and outstanding shares of the Series D Convertible Redeemable Preferred Stock in accordance with Section 228 of the General Corporation Law of the State of Delaware and written notice has been waived in accordance with Section 229. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Designation of Preferences, Rights and Limitations of Series D Convertible Redeemable Preferred Stock of this corporation, filed with the Secretary of State of the State of Delaware on December 28, 2007, shall be amended by changing the definition of “Exempt Issuance” and “Securities Exchange and Amendment Agreement” in Section 1 so that, as amended, the definitions included in said Section shall be and read as follows:

“Exempt Issuance” means the issuance of (a) shares of Common Stock or options to employees, officers, directors or consultants (provided that if to consultants, not more than 500,000 shares (subject to reverse and forward stock splits and the like) in any 12 month period) of the Corporation pursuant to any stock or option plan duly adopted by a majority of the non-employee members of the Board of Directors of the Corporation or a majority of the members of a committee of non-employee directors established for such purpose, (b) securities upon the exercise of or conversion of any securities issued hereunder and/or other securities exercisable or exchangeable for or convertible into shares of Common Stock issued and outstanding on the date of the Securities Exchange and Amendment Agreement, provided that such securities have not been amended since the date of the Securities Exchange and Amendment Agreement to increase the number of such securities or to decrease the exercise or conversion price of any such securities, and (c) securities issued pursuant to acquisitions or strategic transactions approved by a majority of the disinterested directors, provided that any such issuance shall only be to a Person which is, itself or through its subsidiaries, an operating company in a business synergistic with the business of the Corporation and shall provide to the Corporation additional benefits in addition to the investment of funds, but shall not include a transaction in which the Corporation is issuing securities primarily for the purpose of raising capital or to an entity whose primary business is investing in securities. Notwithstanding the foregoing, as to any Holders of Preferred Stock that did not purchase at least their pro-rata share of the purchase of the Corporation’s Original Issue Discount Secured Convertible Debentures issued pursuant to that certain Securities Purchase Agreement, dated April 30, 2008 by and among the Company and such Holders, “Exempt Issuance” shall include issuances, adjustments or resets of the Corporation’s Common Stock or Common Stock Equivalents issued pursuant to, or adjusted, reset or issued as a result of, the transactions contemplated by the Securities Purchase Agreement, dated April 30, 2008, by and among the Corporation and signatories thereto, as amended from time to time.

“Securities Exchange and Amendment Agreement” means the Securities Exchange and Amendment Agreement, dated as of December 31, 2007, to which the Corporation and the original Holders are parties, as amended, modified or supplemented from time to time in accordance with its terms.

IN WITNESS WHEREOF, said corporation has caused this Certificate of Amendment of Certificate of Designation of Preferences, Rights and Limitations to be executed by its duly authorized officer this 5th day of May, 2008.

By:	/s/ S. Jay Lawrence
Authorized Officer

Name: S. Jay Lawrence

Title: President, Chief Executive Officer, and Chairman of the Board